UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (this “Report”) consists of Maris-Tech Ltd.’s (the “Registrant”): (i) Unaudited Interim Financial Statements as of June 30, 2025, which is attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025, which is attached hereto as Exhibit 99.2.

This Report, including its exhibits, is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Maris-Tech’s Unaudited Interim Financial Statements as of June 30, 2025.
99.2	Maris-Tech Ltd’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: September 26, 2025	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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